UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PlainsCapital Corporation

(Name of Issuer)

Original Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.	Page 2 of 10 Pages

(1)	Name of reporting person Alan B. White
(2)	Check the appropriate box if a member of a group (a): ☐ (b): ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person IN, HC

13G

CUSIP No.	Page 3 of 10 Pages

(1)	Name of reporting person Maedgen & White, Ltd.
(2)	Check the appropriate box if a member of a group (a): ☐ (b): ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person PN

13G

CUSIP No.	Page 4 of 10 Pages

(1)	Name of reporting person Charles Eric Maedgen Exempt Estate Trust
(2)	Check the appropriate box if a member of a group (a): ☐ (b): ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person OO

13G

CUSIP No.	Page 5 of 10 Pages

(1)	Name of reporting person Elizabeth M. White
(2)	Check the appropriate box if a member of a group (a): ☐ (b): ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0
(12)	Type of reporting person IN

Item 1(a).	Name of Issuer:

PlainsCapital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue

Suite 1400

Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

Alan B. White

Maedgen & White, Ltd.

Charles Eric Maedgen Exempt Estate Trust

Elizabeth M. White

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of Alan B. White, Maedgen & White, Ltd. and the Charles Eric Maedgen Exempt Estate Trust has his or its principal place of business office located at the following address:

c/o PlainsCapital Corporation

2323 Victory Avenue

Suite 1400

Dallas, Texas 75219

Elizabeth M. White resides at the following address:

4613 9th Street

Lubbock, Texas 79416

Item 2(c).	Citizenship:

Alan B. White	United States of America
Maedgen & White, Ltd.	Texas
Charles Eric Maedgen Exempt Estate Trust	Texas
Elizabeth M. White	United States of America

Item 2(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

Not Applicable.

Page 6 of 10 Pages

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See Item 9 of each of the cover pages with respect to each reporting person.

(b)	Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each of the cover pages with respect to each reporting person.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each of the cover pages with respect to each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each of the cover pages with respect to each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each of the cover pages with respect to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 7 of 10 Pages

On November 30, 2012, pursuant to that Agreement and Plan of Merger, dated as of May 8, 2012, by and among PlainsCapital Corporation, a Texas corporation (the “Company”), Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), and Meadow Corporation, a Maryland corporation and wholly owned subsidiary of Hilltop (“Meadow”), the Company merged with and into Meadow, with Meadow continuing as the surviving corporation. As a result, all of the securities of the Company beneficially owned by the reporting persons as of such time were sold to Hilltop.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.B incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group:

The reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAN B. WHITE

Date: November 30, 2012	/s/ Alan B. White

MAEDGEN & WHITE, LTD.

Date: November 30, 2012	By:	/s/ Alan B. White
	Name:	Alan B. White
	Title:	General Partner

CHARLES ERIC MAEDGEN EXEMPT ESTATE TRUST

Date: November 30, 2012	By:	/s/ Alan B. White
	Name:	Alan B. White
	Title:	Trustee

ELIZABETH M. WHITE

Date: November 30, 2012	/s/ Elizabeth M. White

Exhibit Index

Exhibit 99.A	Joint Filing Agreement, dated as of February 16, 2010 between the reporting persons (incorporated by reference to Exhibit 99.A to the Schedule 13G filed February 16, 2010 by the Reporting Persons with the Securities and Exchange Commission).

Exhibit 99.B	Identification of Subsidiaries (filed herewith).

Exhibit 99.B

Identification of Subsidiaries

Double E Investments, a Texas general partnership

EAW White Family Partnership, Ltd., a Texas limited partnership

Maedgen, White and Maedgen, a Texas general partnership

Maedgen & White, Ltd., a Texas limited partnership